                                                                       Exhibit 1


                               CANWEST MEDIA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002

                                   (UNAUDITED)

                                     REVISED

[PRICEWATERHOUSECOOPERS LOGO]

                                                   PricewaterhouseCoopers LLP
                                                   Chartered Accountants
                                                   One Lombard Place, Suite 2300
                                                   Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1(204)926 2400
                                                   Facsimile +1(204)944 1020

April 4, 2003, except for the revision to Notes 1(c) and 7 which are as of June 6, 2003

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at February 28, 2003 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and six months periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

Our previous report dated April 4, 2003 has been withdrawn and the financial information in accordance with Canadian and United States Generally Accepted Accounting Principles in notes 1(c) and 7 has been revised as described under the heading Revision of 2003 and prior period's information.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)


                                                           FOR THE THREE MONTHS ENDED  FOR THE SIX MONTHS ENDED
                                                          ------------------------------------------------------
                                                            FEBRUARY 28   FEBRUARY 28  FEBRUARY 28   FEBRUARY 28
                                                               2003          2002         2003          2002
REVENUE                                                       497,131       489,552     1,084,540     1,076,749
Operating expenses                                            264,969       260,878       526,184       549,357
Selling, general and administrative expenses                  135,244       138,436       286,550       270,153
                                                              -------       -------     ---------     ---------
                                                               96,918        90,238       271,806       257,239
Amortization of intangibles                                     4,375         4,375         8,750         8,750
Amortization of property, plant and equipment                  18,155        17,949        37,092        35,635
Other amortization                                              2,470         2,334         3,852         3,171
                                                              -------       -------     ---------     ---------
OPERATING INCOME                                               71,918        65,580       222,112       209,683
Financing expenses                                            (63,759)      (63,033)     (127,135)     (139,711)
Dividend income                                                     -             -         1,533         1,358
                                                              -------       -------     ---------     ---------
                                                                8,159         2,547        96,510        71,330
Investments gains                                              22,108             -        22,108        63,020
Interest rate swap loss                                        (8,867)            -        (8,867)            -
                                                              -------       -------     ---------     ---------
                                                               21,400         2,547       109,751       134,350
Provision for (recovery of) income taxes                         (549)        3,353        27,965        32,767
                                                              -------       -------     ---------     ---------
EARNINGS (LOSS) BEFORE THE FOLLOWING                           21,949          (806)       81,786       101,583
Minority interests                                                  -         1,685             -         3,760
Interest in earnings (loss) of Network TEN                     10,884        (5,243)       36,661        14,199
Interest in loss of other equity accounted affiliates            (449)         (437)         (779)         (437)
Realized currency translation adjustments                        (900)            -          (900)       (1,000)
                                                              -------       -------     ---------     ---------

NET EARNINGS (LOSS) FOR THE PERIOD                             31,484        (4,801)      116,768       118,105
                                                              =======       =======     =========     =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                 AS AT
                                                        -------------------------
                                                        FEBRUARY 28,   AUGUST 31,
                                                           2003          2002
ASSETS                                                    REVISED       REVISED
CURRENT ASSETS
Cash                                                        60,069        49,778
Accounts receivable                                        416,128       382,337
Income taxes recoverable                                     2,003        34,623
Inventory                                                   15,290        19,836
Broadcast rights                                           112,763        98,096
Future income taxes                                         30,882        30,013
Other                                                        8,314        13,231
                                                         ---------     ---------
                                                           645,449       627,914
Investment in Network TEN                                   14,527         4,494
Other investments                                          164,141       159,181
Broadcast rights                                            39,601        23,172
Due from parent and affiliated companies                   513,759       466,457
Property, plant and equipment                              631,977       660,700
Other assets                                                79,195        95,294
Intangibles                                              1,109,017     1,096,458
Goodwill                                                 2,451,993     2,600,244
                                                         ---------     ---------
                                                         5,649,659     5,733,914
                                                         =========     =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                           181,682       158,252
Accrued liabilities                                        139,112       213,070
Broadcast rights accounts payable                           57,404        35,294
Deferred revenue                                            30,634        30,522
Current portion of long term debt                          124,308       150,865
                                                         ---------     ---------
                                                           533,140       588,003
Long-term debt                                           2,155,158     2,379,459
Other accrued liabilities                                  111,254        86,217
Future income taxes                                        424,392       421,005
                                                         ---------     ---------
                                                         3,223,944     3,474,684
                                                         ---------     ---------
SHAREHOLDER'S EQUITY
Equity instruments                                       1,417,667     1,371,442
Contributed surplus                                        132,953       132,953
Retained earnings                                          891,141       803,493
Cumulative foreign currency translation adjustments        (16,046)      (48,658)
                                                         ---------     ---------
                                                         2,425,715     2,259,230
                                                         ---------     ---------

                                                         5,649,659     5,733,914
                                                         =========     =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                        FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                        --------------------------------------------------------
                                                        FEBRUARY 28    FEBRUARY 28    FEBRUARY 28    FEBRUARY 28
                                                           2003           2002           2003           2002
                                                          REVISED        REVISED        REVISED        REVISED
Retained earnings - beginning of
  period as revised                                       874,706        873,129        803,493        808,000

Adjustment for adoption of new
  accounting pronouncements                                     -              -              -        (45,269)
                                                          -------        -------        -------        -------

Retained earnings - beginning of
  period as adjusted                                      874,706        873,129        803,493        762,731

Net earnings (loss) for the period                         31,484         (4,801)       116,768        118,105

Interest on junior subordinated floating
  rate debentures net of tax of
  $7,934 and $17,102 for the 3 and 6
  months respectively (2002 - $8,824
  and $19,555 for the 3 and 6 months
  respectively)                                           (15,049)       (14,159)       (29,120)       (26,667)
                                                          -------        -------        -------        -------

Retained earnings - end of period                         891,141        854,169        891,141        854,169
                                                          =======        =======        =======        =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                        FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                        --------------------------------------------------------
                                                        FEBRUARY 28    FEBRUARY 28    FEBRUARY 28    FEBRUARY 28
                                                           2003           2002           2003           2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year                           31,484         (4,801)       116,768        118,105
Items not affecting cash
  Amortization                                             27,370         27,064         54,507         52,386
  Future income taxes                                      (2,495)         3,103            216          7,438
  Interest in (earnings) loss of Network TEN              (10,884)         5,243        (36,661)       (14,199)
  Interest in loss of other equity accounted
    affiliates                                                449            437            779            437
  Distributions from Network TEN                           30,212         60,984         30,212         60,984
  Minority interests                                            -         (1,685)             -         (3,760)
  Interest rate swap loss                                   8,867              -          8,867              -
  Realized currency translation adjustments                   900              -            900          1,000
  Investment gains                                        (22,108)             -        (22,108)       (63,020)
                                                          -------        -------        -------        -------
                                                           63,795         90,345        153,480        159,371
Changes in non-cash operating accounts                    117,016         51,257        (22,314)       (73,875)
                                                          -------        -------        -------        -------
                                                          180,811        141,602        131,166         85,496
                                                          -------        -------        -------        -------

INVESTING ACTIVITIES
Other investments                                          (3,913)             -         (4,473)             -
Proceeds from sale of other investments                         -              -              -         87,000
Proceeds from divestitures                                193,500              -        193,500        133,039
Purchase of property, plant and equipment                  (6,794)       (14,516)       (11,742)       (28,449)
Net advances to parent and affiliated
  companies
                                                          (58,062)        (4,902)       (47,302)       (44,164)
                                                          -------        -------        -------        -------
                                                          124,731        (19,418)       129,983        147,426
                                                          -------        -------        -------        -------
FINANCING ACTIVITIES
Repayment of long term debt                              (237,115)       (34,152)      (250,858)      (151,080)
Net change in bank loans and advances                     (27,858)       (32,987)             -        (28,999)
                                                          -------        -------        -------        -------
                                                         (264,973)       (67,139)      (250,858)      (180,079)
                                                          -------        -------        -------        -------

NET CHANGE IN CASH                                        (40,569)        55,045         10,291         52,843
CASH - BEGINNING OF PERIOD
                                                           19,500          9,230         49,778         11,432
                                                          -------        -------        -------        -------
CASH - END OF PERIOD
                                                           60,069         64,275         60,069         64,275
                                                          =======        =======        =======        =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE 3 AND 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002
                                   (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES

a)   General

     The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting and publishing and online operations. In Canada, the Television Broadcasting Segment includes the operation of the Global Television Network, Global Prime, and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers including metropolitan daily newspapers, community newspapers and the National Post as well as operation of the canada.com web portal, and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.2% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

     The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, which include advertising, circulation and subscriptions are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters while expenses are relatively constant throughout the year.

b)   Basis of Presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

c)   Revision of 2003 and prior period's information

     The Company's 2003 and 2002 retained earnings, equity instruments, and income taxes recoverable have been revised to reflect certain adjustments to previously reported amounts. The Company has determined that interest on the junior subordinated notes was overstated in each of

     2003, 2002 and 2001. These adjustments resulted in a decrease to junior subordinated notes in the amounts of $25.7 million for the six months ended February 28, 2003, and $14.7 million and $2.3 million in fiscal 2002 and 2001 respectively; an increase to retained earnings in the amounts of $15.9 million and $4.3 million for the six months ended February 28, 2003 and 2002 respectively, and $9.0 million and $1.4 million in fiscal 2002 and 2001 respectively; and a decrease in income taxes recoverable in the amounts of $9.8 million for the six months ended February 28, 2003, and $5.7 million and $0.9 million in fiscal 2002 and 2001 respectively.

2.   ACQUISITIONS AND DIVESTITURES

a) On February 14, 2003 the Company sold it's interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million, respectively.

b) On August 8, 2002, the Company sold it's interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31,2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.   INVESTMENT IN NETWORK TEN

During the three months ended February 28, 2003 Network TEN issued 5.3 million shares for proceeds of $9.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.2% from 57.5% and resulted in an investment gain of $1.4 million.

The Company owns approximately 14.8% (15% prior to February 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.2% (57.5% prior to February 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% prior to February 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

                      SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                                        AS AT
                                                                          --------------------------------
                                                                          FEBRUARY 28            AUGUST 31
                                                                             2003                  2002
Assets
      Current assets                                                         247,289              285,303
      Other assets                                                             2,141                4,825
      Property, plant and equipment                                           83,034               71,875
      Long term investments                                                    7,348                2,188
      Intangibles                                                            259,461              246,305
      Goodwill                                                                52,606               49,304
                                                                             -------              -------
                                                                             651,879              659,800
                                                                             =======              =======

Liabilities and Shareholders' Equity
      Current liabilities                                                    168,858              191,736
      Long term liabilities                                                  430,491              442,975
      Subordinated debentures issued to the Company                           40,154               40,154
      Share capital                                                           49,766               40,146
      Deficit                                                                (37,760)             (52,232)
      Cumulative foreign currency translation adjustment                         370               (2,979)
                                                                             -------              -------
                                                                             651,879              659,800
                                                                             =======              =======

OTHER CONSOLIDATED FINANCIAL DATA

                                                                                   FOR THE SIX MONTHS
                                                                                   ENDED FEBRUARY 28
                                                                                  ----------------------
                                                                                   2003             2002
Cash flow from operations (1)                                                     85,700           80,800
                                                                                  ======          =======

Distributions paid                                                                52,500          111,900
                                                                                  ======          =======

Capital expenditures                                                              15,000           13,000
                                                                                  ======          =======

(1)      Cash flow from operations before changes in non-cash operating accounts

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                   FOR THE SIX MONTHS
                                                                                   ENDED FEBRUARY 28
                                                                                  -----------------------
                                                                                   2003             2002
Revenue                                                                           310,268         256,988
Operating expenses                                                                210,735         177,202
                                                                                  -------         -------
                                                                                   99,533          79,786
Amortization of property, plant, equipment
   and other                                                                        7,488           6,760
                                                                                  -------         -------
Operating income                                                                   92,045          73,026
Financing expenses                                                                (42,301)        (12,298)
                                                                                  --------        -------
                                                                                   49,744          60,728
Provision for income taxes                                                         13,785          18,601
                                                                                  -------         -------
Earnings before the following                                                      35,959          42,127
Goodwill impairment loss                                                                -         (20,905)
Minority interests                                                                      -           2,101
                                                                                  -------         -------
Net earnings for the period                                                        35,959          23,323
Interest in respect of subordinated
   debentures held by the Company                                                  32,091           2,455
                                                                                  -------         -------
Earnings for the period before interest
   in respect of subordinated debentures                                           68,050          25,778
                                                                                  =======         =======

SUMMARY STATEMENTS OF RETAINED EARNINGS

                                                                                   FOR THE SIX MONTHS
                                                                                    ENDED FEBRUARY 28
                                                                                 ------------------------
                                                                                   2003             2002
Retained earnings (deficit) - beginning of
   year                                                                          (52,232)           94,142

Earnings for the period before interest in respect of
   subordinated debentures                                                        68,050            25,778

Distributions paid                                                               (53,578)         (123,984)
                                                                                 -------          --------

Deficit - end of period                                                          (37,760)           (4,064)
                                                                                 =======          =========

The Company's economic interest in Network TEN's earnings for the six months ended February 28, 2003 is $36.7 million (2002- $ 14.2 million).

4.   CONTINGENCY

On March 5, 2001, a statement of claim was filed against CanWest, the Company and certain of the Company's subsidiaries by CanWest Broadcasting Limited's ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

5.   SUBSEQUENT EVENTS

In April 2003, the Company issued US$200.0 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to finance the repayment of $275.0 million of obligations under the 12.125% junior subordinated notes issued by the Company's parent.

6.   SEGMENTED INFORMATION

The Company operates primarily within the publishing and online and broadcasting industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in thousands of Canadian dollars is as follows:

                                          FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                  FEBRUARY 28                      FEBRUARY 28
                                            2003             2002             2003             2002
                                            $000             $000             $000             $000
REVENUE
TELEVISION
Canada                                    171,320          155,443          385,826          356,211
New Zealand - TV3 and TV4                  19,242           13,124           45,453           31,487
Ireland - TV3                               7,863            6,402           17,964           14,934
                                          -------          -------        ---------        ---------
                                          198,425          174,969          449,243          402,632

RADIO - NEW ZEALAND                        19,165           15,037           37,010           30,341

PUBLICATIONS AND ONLINE  - CANADA         279,541          299,546          599,437          644,010

Inter-segment revenue                           -                -           (1,150)            (234)
                                          -------          -------        ---------        ---------

TOTAL REVENUE                             497,131          489,552        1,084,540        1,076,749
                                          =======          =======        =========        =========

OPERATING PROFIT
TELEVISION
Canada                                     42,492           31,904          123,889          107,387
New Zealand - TV3 and TV4                    (270)          (3,120)           6,973           (2,402)
Ireland - TV3                               1,928            1,413            5,915            4,713
                                          -------          -------        ---------        ---------
                                           44,150           30,197          136,777          109,698

RADIO - NEW ZEALAND                         5,393            4,116           10,747            8,386

PUBLICATIONS AND ONLINE - CANADA           52,959           62,442          134,753          150,145
                                          -------          -------        ---------        ---------

SEGMENT OPERATING PROFIT                  102,502           96,755          282,277          268,229

Corporate and other                        (5,584)          (6,517)         (10,471)         (10,990)
                                          -------          -------        ---------        ---------

OPERATING PROFIT BEFORE AMORTIZATION
  (EBITDA)                                 96,918           90,238          271,806          257,239
                                          =======          =======        =========        =========

The following is a reconciliation of operating income (EBIT) to operating profit before amortization (EBITDA) in thousands of Canadian dollars:

                                                                      BROADCASTING
                                                 -------------------------------------------------------
                                 PUBLISHING                           NEW ZEALAND
                                 AND ONLINE                     ------------------------                   CORPORATE
                                   CANADA           CANADA           TV         RADIO      IRELAND TV      AND OTHER       TOTAL
FOR THE THREE MONTHS ENDED
  FEBRUARY 28, 2003

Operating income (loss) (EBIT)     38,281           35,999         (1,010)        4,821        1,395        (7,568)        71,918
Amortization                       14,678            6,493            740           572          533         1,984         25,000
                                   ------           ------         ------        ------        -----        ------         ------

Operating profit (loss)
before amortization (EBITDA)       52,959           42,492           (270)        5,393        1,928        (5,584)        96,918
                                   ======           ======         ======        ======        =====        ======         ======

FOR THE THREE MONTHS ENDED
   FEBRUARY 28, 2002

Operating income (loss) (EBIT)     46,120           25,017         (3,784)        3,637          955        (6,365)        65,580
Amortization                       16,322            6,887            664           479          458          (152)        24,658
                                   ------           ------         ------       -------        -----        ------         ------

Operating profit (loss)
before amortization (EBITDA)       62,442           31,904         (3,120)        4,116        1,413        (6,517)        90,238
                                   ======           ======         ======        ======        =====        ======         ======

                                                                       BROADCASTING
                                                  -------------------------------------------------------
                                 PUBLISHING                             NEW ZEALAND
                                 AND ONLINE                       ------------------------                 CORPORATE
                                   CANADA           CANADA           TV            RADIO     IRELAND TV    AND OTHER       TOTAL
FOR THE SIX MONTHS ENDED
  FEBRUARY 28, 2003

Operating income (loss) (EBIT)    105,275          110,616          5,486          9,641       4,869        (13,775)      222,112
Amortization                       29,478           13,273          1,487          1,106       1,046          3,304        49,694
                                  -------          -------          -----          -----       -----        -------       -------

Operating profit before

amortization (EBITDA)             134,753          123,889          6,973         10,747       5,915        (10,471)      271,806
                                  =======          =======          =====         ======       =====        =======       =======

FOR THE SIX MONTHS ENDED
  FEBRUARY 28, 2002

Operating income (loss) (EBIT)    118,415           94,868         (3,627)         7,431       3,779        (11,183)      209,683
Amortization                       31,730           12,519          1,225            955         934            193        47,556
                                  -------          -------         ------         ------     -------        -------       -------

Operating profit before
amortization (EBITDA)             150,145          107,387         (2,402)         8,386       4,713        (10,990)      257,239
                                  =======          =======         ======          =====       =====        =======       =======

7.   U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements.

REVISION OF 2003 AND PRIOR PERIOD'S INFORMATION

The Company's 2001 and subsequent period's net income has been revised to reflect certain adjustments to previously reported net income in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, that its cross currency interest rate and interest rate swaps did not meet all of the criteria required for hedge accounting under FAS 133. As result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously, these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the six months ended February 28, 2003 by $22.8 million (net of income taxes of ($3.7 million)) and deceasing net income for the six months ended February 28, 2002 by $7.3 million (net of income taxes of ($2.5 million)). The effect on shareholders equity resulting from this adjustment as at February 28, 2003 was an increase of $41.0 million (net of income taxes of $9.8 million) and as at August 31, 2002 an increase of $4.8 million (net of income taxes of $9.4 million). In addition, the Company determined as explained in Note 1 c) that interest on the junior subordinated notes was incorrectly computed. This adjustment resulted in increasing net income for the six months ended February 28, 2003 by $6.9 million (net of income taxes of $4.0 million) and for the six months ended February 28, 2002 by $2.9 million (net of income taxes of $1.8 million). The effect on shareholders equity resulting from this adjustment as at February 28, 2003 was an increase of $15.9 million (net of income taxes of $9.8 million) and as at August 31, 2002 was an increase of $9.0 million (net of income taxes of $5.7 million).

                                                                                  FOR THE SIX MONTHS ENDED
                                                                                         FEBRUARY 28
                                                                               2003                              2002
                                                                               $000                              $000
                                                                             REVISED                            REVISED

Net earnings in accordance with Canadian GAAP                                116,768                            118,105
Pre-operating costs, net of tax of ($860) (2002 -
 $2,176)                                                                       1,957                             (2,039)
Realization of cumulative translation adjustments,
 net of tax of nil                                                               900                              1,000
Integration costs related to CanWest Publications,
 net of tax of $109                                                             (193)
Programming costs imposed by regulatory requirement, net of
  tax of $1,155 (2002 - $1,198)                                               (1,530)                            (1,587)
Reclassification of interest on junior subordinated notes
   from equity, net of tax of $17,102 (2002 - $19,555)                       (29,120)                           (26,667)
Equity accounted affiliates in trust, net of tax of nil                            -                              3,375
Unrealized gain (loss) on interest rate and cross currency
   interest rate swaps net of tax of ($3,743) (2002 - ($2,477))               22,841                             (7,336)
                                                                             -------                            -------
Net earnings in accordance with U.S. GAAP before cumulative
   effect of adoption of new accounting policies                             111,623                             84,851

Cumulative effect of adoption of new accounting policies,
   net of tax of $2,500                                                            -                            (45,269)
                                                                             -------                            -------
Net earnings in accordance with U.S. GAAP                                    111,623                             39,582
                                                                             =======                            =======